File Number: 0-29174

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 30, 2007

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

✓  Form 20-F                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                ✓  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

LOGITECH INTERNATIONAL S.A

Form 6-K

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Three months ended June 30,
	2007	2006
	(Unaudited)
Net sales	$429,537	$393,282
Cost of goods sold	284,751	272,370

Gross profit	144,786	120,912
Operating expenses:
Marketing and selling	64,787	51,198
Research and development	28,765	24,928
General and administrative	27,322	20,995

Total operating expenses	120,874	97,121
Operating income	23,912	23,791
Interest income, net	3,538	1,546
Other income, net	1,319	8,731

Income before income taxes	28,769	34,068
Provision for income taxes	3,215	3,921

Net income	$25,554	$30,147

Net income per share:
Basic	$0.14	$0.17
Diluted	$0.14	$0.16

Shares used to compute net income per share:
Basic	181,802	182,648
Diluted	189,250	190,646

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	June 30, 2007	March 31, 2007
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$227,545	$196,197
Short-term investments	138,975	214,625
Accounts receivable	303,384	310,377
Inventories	231,817	217,964
Other current assets	60,168	68,257

Total current assets	961,889	1,007,420
Property, plant and equipment	97,985	87,054
Goodwill	182,255	179,991
Other intangible assets	17,702	18,920
Other assets	30,664	34,078

Total assets	$1,290,495	$1,327,463

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term debt	$—	$11,856
Accounts payable	210,987	218,129
Accrued liabilities	136,688	235,080

Total current liabilities	347,675	465,065
Other liabilities	93,445	17,874

Total liabilities	441,120	482,939

Commitments and contingencies

Shareholders’ equity:
Shares, par value CHF 0.25 - 231,606,620 authorized, 60,661,860 conditionally authorized and 191,606,620 issued at June 30, 2007; 231,606,620 authorized, 71,561,860 conditionally authorized and 191,606,620 issued at March 31, 2007	33,370	33,370
Additional paid-in capital	65,308	72,779
Less shares in treasury, at cost, 10,024,783 at June 30, 2007 and 9,363,639 at March 31, 2007	(242,623)	(217,073)
Retained earnings	1,029,474	995,606
Accumulated other comprehensive loss	(36,154)	(40,158)

Total shareholders’ equity	849,375	844,524

Total liabilities and shareholders’ equity	$1,290,495	$1,327,463

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three months ended June 30,
	2007	2006
	(Unaudited)
Cash flows from operating activities:
Net income	$25,554	$30,147
Non-cash items included in net income:
Depreciation	8,826	7,501
Amortization of other intangible assets	1,218	953
Share-based compensation expense related to options and purchase rights	5,444	5,127
Gain on sale of investment	—	(6,597)
Gain on cash surrender value of life insurance policies	(55)	(445)
Excess tax benefits from share-based compensation	(4,418)	(1,873)
Deferred income taxes and other	(2,213)	(2,550)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	8,828	2,710
Inventories	(13,156)	(16,765)
Other assets	(2,582)	(3,046)
Accounts payable	(7,504)	8,133
Accrued liabilities	(8,335)	(3,811)

Net cash provided by operating activities	11,607	19,484

Cash flows from investing activities:
Purchases of property, plant and equipment	(19,972)	(13,749)
Purchases of short-term investments	(232,705)	—
Sales of short-term investments	308,354	—
Proceeds from sale of investment	11,308	12,874
Other investing activities	815	(56)

Net cash provided by (used in) investing activities	67,800	(931)

Cash flows from financing activities:
Repayment of short-term debt	(11,740)	(13)
Purchases of treasury shares	(52,003)	(24,530)
Proceeds from sale of shares upon exercise of options and purchase rights	11,148	4,875
Excess tax benefits from share-based compensation	4,418	1,873

Net cash used in financing activities	(48,177)	(17,795)

Effect of exchange rate changes on cash and cash equivalents	118	723

Net increase in cash and cash equivalents	31,348	1,481
Cash and cash equivalents at beginning of period	196,197	245,014

Cash and cash equivalents at end of period	$227,545	$246,495

Supplemental cash flow information:
Interest paid	$17	$48
Income taxes paid	$2,294	$4,519

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)

(Unaudited)

	Registered shares		Additional paid-in capital	Treasury shares		Retained earnings	Accumulated other comprehensive loss	Total
	Shares	Amount		Shares	Amount
March 31, 2006	191,606	$33,370	$100,339	8,955	$(186,080)	$765,758	$(28,211)	$685,176
Net income	—	—	—	—	—	30,147	—	30,147
Cumulative translation adjustment	—	—	—	—	—	—	7,656	7,656
Change in unrealized gain on investment, net of tax of $ 1,293	—	—	—	—	—	—	(15,280)	(15,280)
Deferred realized hedging loss	—	—	—	—	—	—	(315)	(315)

Total comprehensive income								22,208

Tax benefit from exercise of stock options	—	—	1,873	—	—	—	—	1,873
Purchase of treasury shares	—	—	—	1,220	(24,530)	—	—	(24,530)
Sale of shares upon exercise of options and purchase rights	—	—	(12,454)	(814)	17,329	—	—	4,875
Share-based compensation expense related to employee stock options and stock purchase plan	—	—	5,127	—	—	—	—	5,127

June 30, 2006	191,606	$33,370	$94,885	9,361	$(193,281)	$795,905	$(36,150)	$694,729

March 31, 2007	191,606	$33,370	$72,779	9,364	$(217,073)	$995,606	$(40,158)	$844,524
Net income	—	—	—	—	—	25,554	—	25,554
Cumulative translation adjustment	—	—	—	—	—	—	4,526	4,526
Minimum pension liability adjustment	—	—	—	—	—	—	306	306
Deferred realized hedging loss	—	—	—	—	—	—	(828)	(828)

Total comprehensive income								29,558

Adjustment for the adoption of FASB
Interpretation No. 48 (FIN 48)	—	—	—	—	—	8,314	—	8,314
Tax benefit from exercise of stock options	—	—	2,457	—	—	—	—	2,457
Purchase of treasury shares	—	—		1,940	(52,003)			(52,003)
Sale of shares upon exercise of options and purchase rights	—	—	(15,305)	(1,279)	26,453	—	—	11,148
Share-based compensation expense related to employee stock options and stock purchase plan	—	—	5,377	—	—	—	—	5,377

June 30, 2007	191,606	$33,370	$65,308	10,025	$(242,623)	$1,029,474	$(36,154)	$849,375

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1—The Company

Logitech International S.A. is a world leader in peripherals for personal computers and other digital platforms, developing and marketing innovative products in PC navigation, Internet communications, digital music, home-entertainment control, interactive gaming and wireless devices. For the PC, the Company’s products include mice, trackballs, keyboards, gaming controllers, multimedia speakers, headsets, webcams and 3D control devices. For digital music devices, the Company’s products include speakers and headphones. For gaming consoles, the Company offers a range of controllers and other accessories. In addition, Logitech offers wireless music solutions for the home and advanced remote controls for home entertainment systems. The Company generates revenues from sales of its products to a worldwide network of retail distributors and resellers and to original equipment manufacturers (“OEMs”). The Company’s sales to its retail channels comprise the large majority of its revenues.

Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depositary Shares (“ADSs”) and listed the ADSs on the Nasdaq Global Select Market. In October 2006, the Company exchanged its Nasdaq-listed ADSs for Logitech shares, as a result of which Logitech shares trade on both the Nasdaq Global Select Market and the SWX Swiss Exchange. The trading symbol for Logitech shares is LOGI on Nasdaq and LOGN on SWX. The Company’s registered office is located in Apples, Switzerland. The Company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The condensed consolidated financial statements include the accounts of Logitech and its subsidiaries. All intercompany balances and transactions have been eliminated. The condensed consolidated financial statements comply with Swiss law and are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and therefore do not include all the information required for non-condensed financial statements. They should be read in conjunction with the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2007 included in its Annual Report on Form 20-F. Certain prior year financial statement amounts have been reclassified to conform to the current year presentation with no impact on previously reported net income.

In the opinion of management, these financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the periods presented. Operating results for the three months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending March 31, 2008 or any future periods.

Fiscal Year

The Company’s fiscal year ends on March 31. Interim quarters are thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end.

Changes in Significant Accounting Policies

During the first quarter of fiscal year 2008, Logitech adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (As Amended), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). Note 11 of the condensed consolidated financial statements describes FIN 48 and the effects on our results of operations and financial position arising from its adoption.

The Company’s assessment of uncertain tax positions under FIN 48 requires that management make estimates and judgments about the application of tax law, the expected resolution of uncertain tax positions and other matters. In the event that uncertain tax positions are resolved for amounts different than the Company’s estimates, or the related statutes of limitations expire without the assessment of additional income taxes, the Company will be required to adjust the amounts of the related assets and liabilities in the period in which such events occur. Such adjustments may have a material impact on the Company’s income tax provision and its results of operations.

There have been no other substantial changes in our significant accounting policies during the three months ended June 30, 2007 as compared with the significant accounting policies described in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect reported amounts of assets, liabilities, net sales and expenses, and the disclosure of contingent assets and liabilities. Although these estimates are based on management’s best knowledge of current events and actions that may impact the Company in the future, actual results could differ materially from those estimates.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 affects other accounting pronouncements that require or permit fair value measurements. SFAS 157 does not require any new fair value measurements, but may change current practice in some instances. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS 157 in the first quarter of fiscal year 2009, and is evaluating the financial statement and disclosure impact.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Liabilities—including an amendment of FASB Statement No. 115” (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected shall be reported in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal year 2009. SFAS 159 will be applied prospectively. The Company is currently determining whether fair value accounting is appropriate for any of its eligible items and is evaluating the financial statement and disclosure impact.

Note 3—Net Income per Share

The computations of basic and diluted net income per share for the Company were as follows (in thousands except per share amounts):

	Three months ended June 30,
	2007	2006
Net income	$25,554	$30,147

Weighted average shares - basic	181,802	182,648
Effect of potentially dilutive stock options and stock purchase plan	7,448	7,998

Weighted average shares - diluted	189,250	190,646

Net income per share - basic	$0.14	$0.17
Net income per share - diluted	$0.14	$0.16

For the three months ended June 30, 2007 and 2006, 2,697,450 and 3,290,070 share equivalents attributable to outstanding stock options were excluded from the calculation of diluted net income per share because the exercise prices of these options were greater than the average market price of the Company’s shares, and therefore their inclusion would have been anti-dilutive.

Statement of Financial Accounting Standards No. 128, “Earnings per Share,” requires that employee equity share options, non-vested shares and similar equity instruments granted by the Company are treated as potential shares in computing diluted earnings per share. Diluted shares outstanding include the dilutive effect of in-the-money options which is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount that the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares. During the three months ended June 30, 2007, the number of in-the-money employee stock options treated as potential shares in computing diluted earnings per share was approximately 16,089,821 shares or 8.9% of the basic weighted average shares outstanding based on the Company’s average share price of $26.89.

The following table illustrates the dilution effect of stock options granted and exercised:

	Three months ended June 30,
	2007	2006
Basic weighted average shares outstanding as of June 30	181,802,062	182,648,384

Stock options granted	609,000	583,000
Stock options canceled, forfeited, or expired	(47,386)	(294,168)

Net options granted	561,614	288,832

Grant dilution (1)	0.3%	0.2%

Stock options exercised	1,265,265	798,822

Exercise dilution (2)	0.7%	0.4%

(1)	The percentage of grant dilution is computed based on net options granted as a percentage of basic weighted average shares outstanding.
(2)	The percentage of exercise dilution is computed based on options exercised as a percentage of basic weighted average shares outstanding.

Note 4 — Balance Sheet Components

The following provides the details of certain balance sheet components (in thousands):

	June 30, 2007	March 31, 2007
Accounts receivable:
Accounts receivable	$391,467	$404,373
Allowance for doubtful accounts	(3,096)	(3,322)
Allowance for returns	(14,426)	(15,821)
Allowances for customer programs	(70,561)	(74,853)

	$303,384	$310,377

Inventories:
Raw materials	$51,297	$41,542
Work-in-process	363	251
Finished goods	180,157	176,171

	$231,817	$217,964

Other current assets:
Tax and VAT refund receivables	$20,405	$19,695
Deferred taxes	23,317	22,705
Prepaid expenses and other	16,446	25,857

	$60,168	$68,257

Property, plant and equipment:
Plant and buildings	$31,394	$31,351
Equipment	112,756	103,016
Computer equipment	36,686	34,469
Computer software	43,714	42,703

	224,550	211,539
Less: accumulated depreciation	(137,930)	(135,225)

	86,620	76,314
Construction-in-progress	8,328	7,715
Land	3,037	3,025

	$97,985	$87,054

Other assets:
Deferred taxes	$17,067	$20,639
Cash surrender value of life insurance contracts	10,974	10,888
Deposits and other	2,623	2,551

	$30,664	$34,078

Accrued liabilities:
Accrued marketing expenses	$24,631	$29,881
Accrued personnel expenses	36,575	34,450
Income taxes payable - current	6,299	93,245
Accrued freight and duty	5,251	12,246
Other accrued liabilities	63,932	65,258

	$136,688	$235,080

Long-term liabilities:
Income taxes payable - non-current	$79,623	$—
Obligation for management deferred compensation	12,885	12,424
Other long-term liabilities	937	5,450

	$93,445	$17,874

Note 5 — Short-term Investments

The Company invests in U.S. Government Guaranteed Student Loan Issues, which are auction rate securities collateralized by student loans and guaranteed by the United States Department of Education. Although the student loans securitizing the auction rate securities have maturity dates greater than 15 years, these investments are considered highly liquid and typically reset every 28 days. These securities are classified as available-for-sale as of June 30, 2007 and are reported at fair value. As of June 30, 2007, the Company had not recognized any unrealized gains or losses for its auction rate securities.

Note 6 — Goodwill and Other Intangible Assets

During the three months ended June 30, 2007, changes in the carrying amount of goodwill were primarily related to foreign currency translation adjustments.

The Company’s other intangible assets subject to amortization were as follows (in thousands):

	June 30, 2007			March 31, 2007
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark/tradename	$19,938	$(15,339)	$4,599	$19,943	$(14,902)	$5,041
Technology	30,823	(18,361)	12,462	34,423	(21,248)	13,175
Customer contracts	2,117	(1,476)	641	2,120	(1,416)	704

	$52,878	$(35,176)	$17,702	$56,486	$(37,566)	$18,920

The change in the gross carrying amount of technology as of June 30, 2007 relates to fully amortized technology assets written off during the three months ended June 30, 2007. For the three months ended June 30, 2007 and 2006, amortization expense for other intangible assets was $1.2 million and $1.0 million. The Company expects that amortization expense for the nine-month period ending March 31, 2008 will be $3.8 million, and annual amortization expense for fiscal years 2009, 2010, 2011 and 2012 will be $4.0 million, $3.0 million, $3.0 million and $2.0 million; and $1.9 million in total thereafter.

Note 7 — Financing Arrangements

The Company had several uncommitted, unsecured bank lines of credit aggregating $126.1 million at June 30, 2007. There are no financial covenants under these lines of credit with which the Company must comply. The Company had letters of credit and guarantees of $2.3 million at June 30, 2007, which reduce the amounts available under the lines of credit.

Note 8 — Shareholders’ Equity

Stock Split

In June 2006, the Company’s shareholders approved a two-for-one split of Logitech’s shares, which took effect on July 14, 2006. All references to share and per-share data for all periods presented herein have been adjusted to give effect to these stock splits.

Authorized and Conditional Share Capital

In June 2007, the Company’s Board of Directors approved a change in the Company’s Articles of Incorporation which eliminated the conditional share capital for 10,900,000 shares covering conversion rights granted in connection with the issuance of the Company’s convertible bonds in 2001. This conditional share capital was no longer required, as the Company satisfied its conversion obligations during fiscal year 2006 by the delivery of treasury shares rather than the issuance of shares from conditional share capital.

Share Repurchases

The Company employs share buyback programs as an efficient way to return value to shareholders.

In June 2007, the Company announced the approval by its board of directors of a new share buyback program authorizing the repurchase of up to $250 million of its shares, subject to the approval of the Swiss Takeover Board. This new program will begin after the Company completes the share buyback program announced in May 2006.

In May 2006, the Company’s board of directors approved a share buyback program authorizing the repurchase of up to $250 million of its shares. The program expires at the Company’s 2009 Annual General Meeting at the latest. The approved amount remaining under this program at June 30, 2007 is $121.7 million.

In June 2005, the Company announced the approval by its board of directors of a buyback program of up to CHF 300.0 million (approximately $235.0 million based on exchange rates at the date of announcement). This program was completed in the quarter ended December 31, 2006.

During the three months ended June 30, 2007 and 2006, the Company repurchased shares under these buyback programs as follows (in thousands):

	Three months ended June 30, (1)
	2007		2006
Date of Announcement	Shares	Amount	Shares	Amount
May 2006	1,940	$52,003	—	$—
June 2005	—	—	1,220	24,530

	1,940	$52,003	1,220	$24,530

(1)	Represents the amount in U.S. dollars, calculated on exchange rates on the repurchase dates.

Note 9 — Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss were as follows (in thousands):

	June 30, 2007	March 31, 2007
Cumulative translation adjustment	$(34,003)	$(38,529)
Pension liability adjustments	(2,422)	(2,728)
Deferred realized hedging gains (losses)	271	1,099

	$(36,154)	$(40,158)

Note 10 — Employee Benefit Plans

Employee Share Purchase Plans and Stock Option Plans

As of June 30, 2007, the Company offers the 2006 Employee Share Purchase Plan (Non-U.S.), the 1996 Employee Share Purchase Plan (U.S.), and the 2006 Stock Incentive Plan, which replaces the 1996 Stock Plan. Shares issued to employees as a result of purchases or exercises under these plans are generally issued from shares held in treasury.

Effective June 15, 2006, Logitech’s Board of Directors approved the splitting of the Company’s Employee Share Purchase Plan into two separate plans, one for employees in the United States and one for employees outside the United States. As a result, the Board adopted the 2006 Employee Share Purchase Plan (Non-U.S.) (“2006 ESPP”) and renamed the 1996 Employee Share Purchase Plan as the 1996 Employee Share Purchase Plan (U.S.) (“1996 ESPP”).

On June 16, 2006, Logitech’s shareholders approved adoption of the 2006 Stock Incentive Plan (the “2006 Plan”) with an expiration date of June 16, 2016. The Plan replaces the 1996 Stock Plan (“1996 Plan”).

The Company follows the accounting provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment” (“SFAS 123R”), for share-based awards granted to employees and directors including stock options and share purchases under the 2006 ESPP and 1996 ESPP. The following table summarizes the share-based compensation expense and related tax benefit recognized in accordance with SFAS 123R for the three months ended June 30, 2007 and 2006 (in thousands).

	Three months ended June 30,
	2007	2006
Cost of goods sold	$704	$718

Share-based compensation expense included in gross profit	704	718

Operating expenses:
Marketing and selling	1,946	1,851
Research and development	766	788
General and administrative	2,028	1,770

Share-based compensation expense included in operating expenses	4,740	4,409

Total share-based compensation expense related to employee stock options and employee stock purchases	5,444	5,127
Tax benefit	969	918

Share-based compensation expense related to employee stock options and employee stock purchases, net of tax	$4,475	$4,209

Share-based compensation expense per share:
Basic	$0.02	$0.02
Diluted	$0.02	$0.02

During the three months ended June 30, 2007 $0.6 million of share-based compensation cost was capitalized to inventory. During the three months ended June 30, 2006, no share-based compensation cost was capitalized. As of June 30, 2007, total compensation cost related to non-vested stock options not yet recognized was $30.7 million, which is expected to be recognized over the next 36 months on a weighted-average basis.

The fair value of employee stock options granted and shares purchased under the Company’s employee purchase plans was estimated using the Black-Scholes-Merton option-pricing valuation model applying the following assumptions and values:

	Three Months Ended June 30,
	2007	2006	2007	2006
	Purchase Plans		Stock Option Plans
Dividend yield	0%	0%	0%	0%
Expected life	6 months	6 months	3.7 years	3.7 years
Expected volatility	34%	31%	36%	43%
Risk-free interest rate	5.02%	4.60%	4.40%	4.98%
Expected forfeitures	0%	0%	7%	8%
Weighted average grant-date fair value of options granted	$7.48	$5.02	$9.45	$7.82

The dividend yield assumption is based on the Company’s history and future expectations of dividend payouts. The Company has not paid dividends since 1996.

The expected option life represents the weighted-average period the stock options or purchase offerings are expected to remain outstanding. The expected life is based on historical settlement rates, which the Company believes are most representative of future exercise and post-vesting termination behaviors.

Expected share price volatility is based on historical volatility using daily prices over the term of past options or purchase offerings. The Company considers historical share price volatility as most representative of future stock option volatility. The risk-free interest rate assumptions are based upon the implied yield of U.S. Treasury zero-coupon issues appropriate for the term of the Company’s stock options or purchase offerings.

SFAS 123R requires the Company to estimate forfeitures at the time of grant and to revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records share-based compensation expense only for those awards that are expected to vest.

A summary of activity under the stock option plans is as follows (exercise prices are weighted averages):

	Three Months ended June 30,
	2007		2006
	Number	Exercise Price	Number	Exercise Price
Outstanding, beginning of year	18,875,722	$12	21,607,944	$10
Granted	609,000	$28	583,000	$20
Exercised	(1,265,265)	$9	(798,822)	$6
Cancelled or expired	(47,386)	$18	(294,168)	$11

Outstanding, end of year	18,172,071	$13	21,097,954	$10

Exercisable, end of year	10,453,262	$9	11,516,710	$8

The total pretax intrinsic value of options exercised during the three months ended June 30, 2007 was $22.0 million. The tax benefit realized for the tax deduction from options exercised for the three months ended June 30, 2007 was $5.6 million.

Note 11 — Income Taxes

The Company is incorporated in Switzerland but operates in various countries with differing tax laws and rates. Further, a portion of the Company’s income before taxes and the provision for income taxes are generated outside of Switzerland. For the three months ended June 30, 2007 and 2006, the income tax provision was $3.2 million and $3.9 million based on effective income tax rates of 11.2% and 11.5%.

Effective April 1, 2007, the Company adopted the provisions of FIN 48, which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

As a result of the implementation of FIN 48, the Company reduced the liability for net unrecognized tax benefits and related accrued interest and penalties by approximately $8.3 million, and accounted for the reduction as the cumulative effect of a change in accounting principle, which resulted in an increase to retained earnings of approximately $8.3 million. As of June 30, 2007 and March 31, 2007, the total amount of unrecognized tax benefits was $92.2 million and $89.7 million, of which $77.9 million and $76.3 million would affect the effective tax rate if realized. The Company has historically classified unrecognized tax benefits in current income taxes payable. As a result of the adoption of FIN 48, unrecognized tax benefits were reclassified to long-term income taxes payable.

The Company continues to recognize interest and penalties related to unrecognized tax positions in income tax expense. Upon the adoption of FIN 48, the total amount of accrued interest and penalties relating to unrecognized tax benefits was $7.2 million. As of June 30, 2007, the Company has approximately $7.6 million of accrued interest and penalties related to uncertain tax positions.

The Company files Swiss and foreign tax returns. For all these tax returns the Company is generally no longer subject to tax examinations for years prior to 1999.

Although timing of the resolution or closure on audits is highly uncertain, the Company does not believe it is reasonably possible that the unrecognized tax benefits would materially change in the next 12 months.

Note 12 — Derivative Financial Instruments – Foreign Exchange Hedging

The Company enters into foreign exchange forward contracts (accounted for as cash flow hedges) to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. Hedging contracts generally mature within three months. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive loss until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. If the underlying transaction being hedged fails to occur or if a portion of the hedge does not generate offsetting changes in the foreign currency exposure of forecasted inventory purchases, the Company immediately recognizes the gain or loss on the associated financial instrument in other income (expense). The Company did not record any gains or losses due to hedge ineffectiveness during the three months ended June 30, 2007 and 2006. The notional amounts of foreign exchange forward contracts outstanding at June 30, 2007 and 2006 were $22.0 million and $36.0 million. The notional amount represents the future cash flows under contracts to purchase foreign currencies. Deferred realized losses totaled $0.3 million at June 30, 2007 and are expected to be reclassified to cost of goods sold when the related inventory is sold. Realized net gains reclassified to cost of goods sold during the three months ended June 30, 2007 were $0.04 million. Realized net losses reclassified to cost of goods sold during the three months ended June 30, 2006 were $0.4 million.

The Company also enters into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on certain foreign currency receivables or payables. The gains or losses on the foreign exchange forward contracts offset the transaction losses or gains on the foreign currency receivables or payables recognized in earnings. The foreign exchange forward contracts are entered into on a monthly basis and generally mature within one to three months. Further, the Company may enter into foreign exchange swap contracts to extend the terms of its foreign exchange forward contracts. The notional amounts of foreign exchange forward contracts outstanding at June 30, 2007 and 2006 were $20.7 million and $4.6 million. The notional amounts of foreign exchange swap contracts outstanding at June 30, 2007 and 2006 were $4.4 million and $9.1 million. Unrealized net gains on the contracts were $0.2 million at June 30, 2007.

Note 13 — Commitments and Contingencies

At June 30, 2007, fixed purchase commitments for capital expenditures amounted to $12.9 million, and primarily related to commitments for manufacturing equipment and tooling. Also, the Company has commitments for inventory purchases made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers. At June 30, 2007, fixed purchase commitments for inventory amounted to $177.8 million, which are expected to be fulfilled within the fiscal quarter ending September 30, 2007. The Company also had other commitments totaling $24.1 million for consulting, other services, marketing arrangements and advertising. Although open purchase orders are considered enforceable and legally binding, the terms generally allow the Company the option to reschedule and adjust its requirements based on the business needs prior to delivery of goods or performance of services.

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees generally have a term of one year and are automatically extended for one or more years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to Logitech’s guarantees similarly vary.

At June 30, 2007, the amount of outstanding guaranteed purchase obligations was approximately $4.1 million. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Logitech indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions at June 30, 2007. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

In May 2004, the Company acquired Intrigue Technologies, Inc., a privately held provider of advanced remote controls. The purchase agreement provides for deferred payments to Intrigue’s former shareholders based on the highest net sales from products incorporating Intrigue’s technology during the revenue measurement period, defined as any consecutive four-quarter period beginning in April 2006 through September 2007. The total deferred payment amount will vary with net sales in the revenue measurement period. The payment amount would approximate 27% of such net sales at the highest net sales level, although the percentage could be higher at lower net sales levels. Based on the net sales of remote controls since April 2006, we will be obligated to make a deferred payment of at least $33.7 million, which has been recorded as an adjustment to goodwill. The total deferred payment amount could be higher, and will not be known until the end of the revenue measurement period. The total deferred payment will be paid by December 31, 2007.

The Company is involved in a number of lawsuits and claims relating to commercial matters that arise in the normal course of business. The Company believes these lawsuits and claims are without merit and intends to vigorously defend against them. However, there can be no assurances that its defenses will be successful, or that any judgment or settlement in any of these lawsuits would not have a material adverse impact on the Company’s business, financial condition and results of operations.

Note 14 — Geographic Information

The Company operates in one operating segment, which is the design, manufacturing and marketing of personal peripherals for personal computers and other digital platforms. Geographic net sales information in the table below is based on the location of the selling entity. Long-lived assets, primarily fixed assets and other non-current assets, are reported below based on the location of the asset.

Retail and OEM net sales to unaffiliated customers by geographic region were as follows (in thousands):

	Three months ended June 30,
	2007	2006
Europe	$179,133	$175,064
North America	173,775	145,430
Asia Pacific	76,629	72,788

Total net sales	$429,537	$393,282

No single country other than the United States represented more than 10% of the Company’s total consolidated net sales for the three months ended June 30, 2007 and 2006. One customer represented more than 10% of net sales in the three months ended June 30, 2007.

Net sales by product family were as follows (in thousands):

	Three months ended June 30,
	2007	2006
Retail - Pointing Devices	$109,653	$96,023
Retail - Keyboards & Desktops	81,589	67,226
Retail - Audio	93,066	66,905
Retail - Video	47,275	75,926
Retail - Gaming	22,202	19,517
Retail - Remotes	15,442	15,519
OEM	60,310	52,166

Total net sales	$429,537	$393,282

Long-lived assets by geographic region were as follows (in thousands):

	June 30, 2007	March 31, 2007
Europe	$18,139	$16,800
North America	26,373	25,555
Asia Pacific	55,589	46,724

Total long-lived assets	$100,101	$89,079

Long-lived assets in the United States, China and Switzerland each represents more than 10% of the Company’s total consolidated long-lived assets at June 30, 2007 and March 31, 2007.

LOGITECH INTERNATIONAL S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This quarterly report on Form 6-K contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth below in “Risk Factors,” and in “Quantitative and Qualitative Disclosure about Market Risk.”

Overview

Logitech is a world leader in peripherals for personal computers and other digital platforms, developing and marketing innovative products in PC navigation, Internet communications, digital music, home-entertainment control, interactive gaming and wireless devices. For the PC, our products include mice, trackballs, keyboards, gaming controllers, multimedia speakers, headsets, webcams and 3D control devices. For digital music devices, our products include speakers and headphones. For gaming consoles, we offer a range of controllers and other accessories. In addition, we offer wireless music solutions for the home and advanced remote controls for home entertainment systems.

We sell our products to a network of distributors and resellers (“retail”) and to original equipment manufacturers (“OEMs”). Our worldwide retail network includes wholesale distributors, consumer electronics retailers, mass merchandisers, specialty electronics stores, computer and telecommunications stores, value-added resellers and online merchants.

We have historically targeted peripherals for the PC platform, a market that is dynamically changing as a result of consumer trends toward notebooks and other mobile devices. We remain focused on strengthening our leadership in the PC peripherals market through the introduction of products that support the continued growth of the notebook market segment. We have also expanded into peripherals for other platforms, including video game consoles, mobile phones, home entertainment systems and mobile entertainment and digital music systems.

Logitech’s markets are extremely competitive and are characterized by short product life cycles, rapidly changing technology, evolving customer demands, and aggressive promotional and pricing practices. In order to remain competitive, we believe continued investment in product research and development is critical to driving innovation with new and improved products and technologies. We are committed to meeting customer needs for personal peripheral devices and believe innovation and product quality are important to gaining market acceptance and strengthening market leadership.

Over the last several years, Logitech has created a foundation for long-term growth by expanding and improving our supply chain operations, investing in product development and marketing, delivering innovative new products and pursuing new market opportunities. We have significantly broadened our product offerings and the markets in which we sell. Our expansion has been primarily organic, but we have also grown as a result of a limited number of acquisitions that expanded our business into new product categories.

Net sales during the three months ended June 30, 2007 increased 9% to $429.5 million compared with $393.3 million during the three months ended June 30, 2006. Retail sales increased 8% over the prior year primarily due to growth in the Americas and Asia Pacific regions. The growth was led by audio, which increased 39%, and keyboards and desktops, which increased 21% over the same quarter in the prior fiscal year. Video sales during the three months ended June 30, 2007 declined 38% as compared with the same period in the prior fiscal year.

Net income for the three months ended June 30, 2007 decreased 15% compared with the same period in the prior fiscal year. Net income for the three months ended June 30, 2006 included a gain of $5.8 million, net of tax, on the sale of a portion of our investment in Anoto Group AB.

Our first fiscal quarter generally has the lowest revenue of the quarters in each of our fiscal years. Our strategy for the remaining nine months of fiscal year 2008 remains to position Logitech as a premium supplier in our product categories, offering affordable luxury to the consumer while continuing to compete aggressively in all market segments, from the entry level through the high-end. To implement this strategy, our focus will be:

•	Continuing to introduce innovative new products, including:

¡

Broadening our line of peripherals for the notebook platform, introducing new cordless mice, such as the recently announced MX Air mouse, and other notebook keyboards and stands, such as the new Logitech Alto Connect and Logitech Alto Express;

¡	Unveiling innovative keyboards and desktops for desktop PC users, like the new Wave KeyboardTM and Cordless Wave KeyboardTM ;

¡	Introducing new PC and iPod® speakers in the digital music arena for all major price points, and new PC headsets for VoIP (voice-over-internet protocol) applications;

¡	Developing new channels in the U.S. and Europe to continue leveraging the opportunities provided by our Slim Devices acquisition in the wireless streaming of digital content;

¡	Targeting innovative new gaming products for the PC platform as well as Sony PlayStation® 3; and

¡	Continuing the expansion of the Harmony remote control product line.

•

Returning to growth in the video category through the introduction of new products, such as our two new premium web cams featuring Carl Zeiss lenses, new partnerships to broaden consumer awareness and expand the potential user base, and marketing activities focused on the user.

•

Managing our operating expenses, which have grown primarily due to headcount additions in prior quarters, so that growth in our operating expenses is in line with our gross profit growth for the fiscal year.

•	Continuing to scale our processes to handle the increased complexity of our product lines and improve the product life cycle management process.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and in compliance with relevant Swiss law requires the Company to make judgments, estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses. Actual results could differ from those estimates.

Logitech considers an accounting estimate critical if it: (i) requires management to make judgments and estimates about matters that are inherently uncertain; and (ii) is important to an understanding of the Company’s financial condition and operating results. Management has discussed the development, selection and disclosure of critical accounting estimates with the Audit Committee of the Board of Directors.

We adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”) as of April 1, 2007, as required. The implementation of the provisions of FIN 48 requires us to make certain estimates and judgments about the application of tax law, the expected resolution of uncertain tax positions and other matters. In the event that uncertain tax positions are resolved for amounts different than our estimates, or the related statutes of limitations expire without the assessment of additional income taxes, we will be required to adjust the amounts of the related assets and liabilities in the period in which such events occur. Such adjustments may have a material impact on our income tax provision and our results of operations. Note 11 of the condensed consolidated financial statements describes FIN 48 and the effects on our results of operations and financial position arising from its adoption.

There have been no other significant changes during the three months ended June 30, 2007 to the nature of the critical accounting estimates disclosed in the Operating and Financial Review and Prospects in Logitech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements.

SFAS 157 affects other accounting pronouncements that require or permit fair value measurements. SFAS 157 does not require any new fair value measurements, but may change current practice in some instances. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS 157 in the first quarter of fiscal year 2009, and is evaluating the financial statement and disclosure impact.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Liabilities—including an amendment of FASB Statement No. 115” (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected shall be reported in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal year 2009. SFAS 159 will be applied prospectively. The Company is currently determining whether fair value accounting is appropriate for any of its eligible items and is evaluating the financial statement and disclosure impact.

Results of Operations

Three Months Ended June 30, 2007 Compared with Three Months Ended June 30, 2006

Net Sales

Net sales by channel and product family for the three months ended June 30, 2007 and 2006 were as follows (in thousands):

	Three Months Ended June 30,
	2007	2006	Change %
Net sales by channel:
Retail	$369,227	$341,116	8%
OEM	60,310	52,166	16%

Total net sales	$429,537	$393,282	9%

Net sales by product family:
Retail - Pointing Devices	$109,653	$96,023	14%
Retail - Keyboards & Desktops	81,589	67,226	21%
Retail - Audio	93,066	66,905	39%
Retail - Video	47,275	75,926	(38)%
Retail - Gaming	22,202	19,517	14%
Retail - Remotes	15,442	15,519	0%
OEM	60,310	52,166	16%

Total net sales	$429,537	$393,282	9%

Logitech’s Pointing Devices product family includes the Company’s mice, trackballs and other pointing devices. Keyboards and desktops include cordless and corded keyboards and desktops. Audio includes speakers and headset products for the PC, the home, and mobile entertainment platforms and wireless music systems; video is comprised of PC webcams; gaming includes console and PC gaming peripherals; and remotes is comprised of the Company’s advanced remote controls.

Retail sales growth for the quarter was attributable to strong demand for Logitech’s audio products, keyboards and desktops, and pointing devices, partially offset by a significant decline in sales of our video products. OEM sales were higher as a result of strong sales of keyboards and console gaming products. Approximately 50% of the Company’s sales were denominated in currencies other than the U.S. dollar during the quarter ended June 30, 2007. Net sales growth benefited from the strengthening of the Euro in the quarter ended June 30, 2007; however this benefit does not consider the impact that currency fluctuations have on the Company’s pricing strategy, which may result in selling prices in one currency being raised or lowered to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Retail Pointing Devices. Sales of the Company’s retail pointing devices increased 14% and units increased 3% for the three months ended June 30, 2007 compared with the same quarter in the prior fiscal year. We had double-digit sales growth across all major price points with strong contribution from our MX Revolution™ and our MX 620TM cordless laser mice. Sales of cordless mice for notebooks increased 41%, with unit growth of 43%, reflecting the continuing success of the VX Revolution™ cordless laser mouse for notebooks, as well as other cordless notebook mice.

Retail Keyboards and Desktops. Sales of keyboards and desktops increased 21% and units increased 5% during the three months ended June 30, 2007 compared with the same quarter in the prior fiscal year. Sales of keyboards increased 39%, with strong contributions from the AltoTM Notebook Station, our portable notebook stand with an integrated keyboard, and our high-end cordless keyboard, the diNovo EdgeTM. Sales of our desktops increased 16% and units increased 14% as compared with the prior fiscal year, primarily due to growth in our mid-range cordless desktop sales.

Retail Audio. Sales of our audio products increased 39% during the three months ended June 30, 2007, compared with the same period in the prior fiscal year, with units increasing 14%, primarily due to growth in sales of our high-end audio products. Sales of our PC speakers increased 63% and units increased 42%. PC headset sales increased 11%. This was partially offset by a 7% decline in sales of our digital music speakers, primarily due to soft market conditions for digital music products in the Americas region.

Retail Video. Retail video sales decreased 38% and units decreased 33% during the first quarter of fiscal year 2008 as compared with the same period in the prior fiscal year. The significant decline was primarily attributable to slower than expected consumer demand in the webcam market, which resulted in higher channel inventory levels in our EMEA region where video sales decreased 62% compared with the prior year. In the Americas region, video sales declined 3% due to slower market growth. The decline in video sales in comparison with prior year quarters began in the fourth quarter of fiscal year 2007 and is expected to continue until the fourth quarter of fiscal year 2008.

Retail Gaming. Sales of retail gaming peripherals increased 14% and units increased 6%. Sales of PC gaming peripherals increased 8% in dollars and 4% in units, led by the G25 racing wheel. Our console gaming sales increased 23% and units increased 8% as compared with the prior year, due to strong contribution from the Logitech Cordless MediaBoards and our new Cordless Controllers for PlayStation 3, reflecting the typical upswing associated with the introduction of new console gaming platforms.

Retail Remotes. Sales of remotes were flat during the first quarter of fiscal year 2008 while units decreased by 17%. The lack of growth was due to a significant decline in the EMEA region. In the Americas region, sales increased 43% in dollars and 9% in units, primarily due to our Harmony® 1000 and Harmony® 670 remotes.

Retail Regional Performance. The Company’s Americas and Asia Pacific regions achieved double-digit retail sales growth of 17% and 13% compared with the same quarter in the prior fiscal year, led by solid contributions from the remotes, audio, pointing devices and keyboards and desktops product lines. Retail sales in the Europe region declined 1% due to a significant sales decline in the video product line.

OEM. Sales of OEM products increased 16% and units increased 6% in the first quarter of fiscal year 2008 compared with the same period in the prior fiscal year. OEM sales of keyboards and desktops were very strong with sales increasing 71% over the prior year. OEM sales for pointing devices increased 4%. Gaming sales also increased significantly, led by several peripherals including microphones for singing games for PlayStation 3 and Wii.

Gross Profit

Gross profit for the three months ended June 30, 2007 and 2006 was as follows (in thousands):

	Three Months Ended June 30,
	2007	2006	Change
Net sales	$429,537	$393,282	9%
Cost of goods sold	284,751	272,370	5%

Gross profit	$144,786	$120,912	20%

Gross margin	33.7%	30.7%

Gross profit consists of net sales, less cost of goods sold which includes materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing components from outside suppliers, distribution costs and write-down of inventories.

Gross profit increased 20% in the three months ended June 30, 2007 compared with the same period in the prior fiscal year. The increase was primarily driven by the increase in sales and the higher margins associated with our new products launched in fiscal year 2007 in our audio, gaming, pointing devices and keyboards and desktops product categories, as well as our ongoing effort to reduce product costs.

Operating Expenses

Operating expenses for the three months ended June 30, 2007 and 2006 were as follows (in thousands):

	Three Months Ended June 30,
	2007	2006	Change
Marketing and selling	$64,787	$51,198	27%
% of net sales	15%	13%
Research and development	28,765	24,928	15%
% of net sales	7%	6%
General and administrative	27,322	20,995	30%
% of net sales	6%	5%

Total operating expenses	$120,874	$97,121	24%

Marketing and Selling

Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs.

Higher marketing and selling expense in absolute dollars and as a percentage of net sales compared with the prior year reflects increased personnel costs related to headcount additions in the prior quarters to support higher retail sales levels. The impact of exchange rate changes on translation of foreign currency marketing and selling expenses to the Company’s U.S. dollar financial statements, particularly from the stronger Euro relative to the U.S. dollar, also contributed to the increase.

Research and Development

Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products and enhancements of existing products.

The increase in research and development expense reflects our commitment to continued investment in research and development initiatives, particularly in the audio and video product lines. Additional headcount was the largest contributor to the cost increases during the three months ended June 30, 2007. The impact of exchange rate changes on translation of foreign currency research and development expenses to the Company’s U.S. dollar financial statements was not material.

General and Administrative

General and administrative expense consists primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources and legal functions.

General and administrative expense increased primarily as a result of an increase in headcount and occupancy expenses. Personnel costs increased 25% in the three months ended June 30, 2007. Compared with the prior year, headcount increased in the finance and information services departments to support new systems and internal control procedures implemented during fiscal year 2007. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements was not material.

Interest Income, Net

Interest income and expense for the three months ended June 30, 2007 and 2006 were as follows (in thousands):

	Three Months Ended June 30,
	2007	2006	Change
Interest income	$3,608	$1,602	125%
Interest expense	(70)	(56)	(25%)

Interest income, net	$3,538	$1,546	129%

Interest income was higher for the first quarter of fiscal year 2008 due to higher invested balances in cash and short-term investments, and higher returns earned on invested amounts.

Other Income, Net

Other income, net for the three months ended June 30, 2007 and 2006 was as follows (in thousands):

	Three Months Ended June 30,
	2007	2006	Change
Foreign currency exchange gains, net	$1,231	$1,517	(19%)
Gain on sale of shares of Anoto Group	—	6,597	(100%)
Other, net	88	617	(86%)

Other income, net	$1,319	$8,731	(85%)

Other income decreased by $7.4 million during the three months ended June 30, 2007 as compared with the same period in the prior fiscal year. Other income for the three months ended June 30, 2006 included a gain of $6.6 million on the sale of our investment in Anoto Group AB, a publicly traded Swedish technology company from which we license our digital pen technology.

Provision for Income Taxes

We adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109” (FIN 48), in the first quarter of fiscal year 2008. See Note 11-Income Taxes in the Notes to Condensed Consolidated Financial Statements of this Form 6-K for further discussion.

The provision for income taxes and effective tax rate for the three months ended June 30, 2007 and 2006 were as follows (dollars in thousands):

	Three Months Ended June 30,
	2007	2006
Provision for income taxes	$3,215	$3,921
Effective income tax rate	11.2%	11.5%

The provision for income taxes consists of income and withholding taxes. Logitech operates in multiple jurisdictions and its profits are taxed pursuant to tax laws of these jurisdictions. The Company’s effective income tax rate may be affected by changes in tax laws or interpretations of tax laws in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters such as the ability to realize deferred tax assets.

The provision for income taxes for the three months ended June 30, 2007 and 2006 included $1.0 and $0.9 million of tax benefits related to share-based compensation expense.

The reduction in the Company’s effective income tax rate to 11.2% in the first quarter of fiscal year 2007 from 11.5% in fiscal year 2006 was primarily due to changes in the Company’s geographic mix of income and tax benefits recognized from discrete events.

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

At June 30, 2007, net working capital was $614.2 million, compared with $542.4 million at March 31, 2007. The increase in working capital from March 31, 2007 was primarily related to the reclassification of $89.7 million of unrecognized tax benefits from current income taxes payable to long-term income taxes payable as a result of the implementation of FIN 48.

Cash, cash equivalents and short-term investments totaled $366.5 million at June 30, 2007, a decrease of $44.3 million from March 31, 2007. Short-term investments totaled $139.0 million at June 30, 2007. Operating activities generated cash of $11.6 million during the three month period ended June 30, 2007. Proceeds from the sale of the balance of our investment in Anoto Group A.B. (“Anoto”) provided $11.3 million, and the exercise of stock options provided $11.1 million. During the three months ended June 30, 2007, we used $52.0 million to repurchase shares under the share buyback program, $11.7 million to reduce short-term debt, and $20.0 million for capital expenditures, including investments for manufacturing equipment, leasehold improvements and tooling costs.

The Company has financed its operating and capital requirements primarily through cash flow from operations and, to a lesser extent, from capital markets and bank borrowings. The Company’s normal short-term liquidity and long-term capital resource requirements are provided from three sources: cash flow generated from operations, cash, cash equivalents and short-term investments on hand, and borrowings, as needed, under its credit facilities.

The Company has credit lines with several European and Asian banks totaling $126.1 million as of June 30, 2007. As is common for businesses in European and Asian countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from the banks, we believe that these lines of credit will continue to be made available because of our long-standing relationships with these banks. The Company had letters of credit and guarantees of $2.3 million at June 30, 2007, which reduce the amounts available under the lines of credit. At June 30, 2007, $123.8 million was available under these facilities. There are no financial covenants under these facilities.

Cash Flow from Operating Activities

The following table presents selected financial information and statistics for June 30, 2007 and 2006 (dollars in thousands):

	June 30, 2007	June 30, 2006
Accounts receivable, net	$303,384	$291,035
Inventories	231,817	217,599
Working capital	614,214	440,990
Days sales in accounts receivable (DSO) (1)	64 days	67 days
Inventory turnover (ITO) (2)	4.9x	5.0x
Net cash provided by operating activities	$11,607	$19,484

(1)	DSO is determined using ending accounts receivable as of the most recent quarter-end and net sales for the most recent quarter.
(2)	ITO is determined using ending inventories and annualized cost of goods sold (based on the most recent quarterly cost of goods sold).

The Company’s operating activities provided cash of $11.6 million during the three months ended June 30, 2007 compared with $19.5 million provided during the three months ended June 30, 2006. The decrease was primarily due to the timing of accounts payable cash payments.

DSO was 64 days during the first quarter of fiscal year 2008, a decrease from 67 days in the first quarter of fiscal year 2007. Receivable collections during the quarter were higher than the same quarter in the prior fiscal year which more than offset the effects of higher net sales and a greater proportion of sales generated in the last four weeks of the fiscal quarter. Typical payment terms require customers to pay for product sales generally within 30 to 60 days; however, terms may vary by customer type, by country and by selling season. Extended payment terms are sometimes offered to a limited number of customers during the second and third fiscal quarters. The Company does not modify payment terms on existing receivables.

Cash Flow from Investing Activities

The following table sets forth information on the Company’s cash flows from investing activities during the three months ended June 30, 2007 and 2006 (in thousands):

	Three months ended June 30,
	2007	2006
Purchases of property, plant and equipment	$(19,972)	$(13,749)
Purchases of short-term investments	(232,705)	—
Sales of short-term investments	308,354	—
Proceeds from sale of investment	11,308	12,874
Other investing activities	815	(56)

Net cash provided by (used in) investing activities	$67,800	$(931)

Our purchases of plant and equipment during the three months ended June 30, 2007 were principally for machinery and equipment for two new production and manufacturing facilities, including the new surface mount technology factory in China, leasehold improvements for a new office facility in Switzerland, computer hardware and software purchases, and normal expenditures for tooling. During the three months ended June 30, 2006, purchases of plant and equipment included costs for construction of a new factory in Suzhou, China.

During the three months ended June 30, 2007, we invested in U.S. Government Guaranteed Student Loan Issues, which increase income with minimal additional principal risk.

We received $11.3 million in the first quarter of fiscal year 2008 from the sale in March 2007 of the balance of our investment in Anoto. In April 2006, we sold 42% of our Anoto stock for $12.9 million.

Other investing activities during the three months ended June 30, 2007 represent primarily the proceeds from the sale of property, plant and equipment. For the three months ended June 30, 2006, other investing activities consist of premiums paid on the cash surrender value of life insurance policies purchased under the management deferred compensation plan offered by our U.S. subsidiary.

Cash Flow from Financing Activities

The following tables set forth information on the Company’s cash flows from financing activities, including information on its share repurchases during the three months ended June 30, 2007 and 2006 (in thousands except per share amounts):

	Three months ended June 30,
	2007	2006
Repayment of short-term debt	$(11,740)	$(13)
Purchases of treasury shares	(52,003)	(24,530)
Proceeds from sale of shares upon exercise of options and purchase rights	11,148	4,875
Excess tax benefits from share-based compensation	4,418	1,873

Net cash used in financing activities	$(48,177)	$(17,795)

	Three months ended June 30,
	2007	2006
Number of shares repurchased	1,940	1,220
Value of shares repurchased	$52,003	$24,530
Average price per share	$26.81	$20.11

During the three months ended June 30, 2007, we repaid our short-term debt borrowings of $11.7 million. We also repurchased 1.9 million shares for $52.0 million under the buyback program announced in May 2006. The sale of shares upon exercise of options pursuant to the Company’s stock plans realized $11.1 million during the first three months of fiscal year 2008. In addition, cash of $4.4 million was provided by tax benefits from the exercise of share-based payment awards.

Cash used in financing activities during the three months ended June 30, 2006 included stock repurchases of 1.2 million shares for $24.5 million under the June 2005 buyback program. Proceeds totaling $4.9 million were realized from the sale of shares upon exercise of options pursuant to the Company’s stock plans. Tax benefits from the exercise of share-based payment awards provided $1.9 million during the first quarter of fiscal year 2007.

Cash Outlook

We have financed our operations and capital requirements primarily through cash flow from operations and, to a lesser extent, capital markets and bank borrowings. Our working capital requirements and capital expenditures may increase to support future expansion of Logitech operations. Future acquisitions or expansion of our operations may be significant and may require the use of cash.

In June 2007, we announced the approval by the board of directors of a new share buyback program authorizing the repurchase of up to $250 million of our shares. The buyback program is subject to the approval of the Swiss Takeover Board. This new program will begin after we complete the share buyback program announced in May 2006, which authorized the repurchase of up to $250 million of our shares. During the quarter ended June 30, 2007, we repurchased 1.9 million shares for $52.0 million under the May 2006 program. The approved amount remaining under this program at June 30, 2007 is $121.7 million. We plan to continue repurchasing shares under this program.

In May 2004, we acquired Intrigue Technologies, Inc., a privately held provider of advanced remote controls. The purchase agreement provides for deferred payments to Intrigue’s former shareholders based on the highest net sales from products incorporating Intrigue’s technology during the revenue measurement period, defined as any consecutive four-quarter period beginning in April 2006 through September 2007. The total deferred payment amount will vary with net sales in the revenue measurement period. The payment amount would approximate 27% of such net sales at the highest net sales level, although the percentage could be higher at lower net sales levels.

Based on the net sales of remote controls since April 2006, we will be obligated to make a deferred payment of at least $33.7 million, which has been recorded as an adjustment to goodwill. The total deferred payment amount could be higher, and will not be known until the end of the revenue measurement period in September 2007. The total deferred payment will be paid by December 31, 2007.

Other contractual obligations and commitments of the Company which require cash are described in the following sections.

We believe that our cash and cash equivalents, cash flow generated from operations, and available borrowings under our bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

Contractual Obligations and Commitments

At June 30, 2007, our outstanding contractual obligations and commitments included: (i) amounts drawn on our credit lines, (ii) equipment financed under capital leases, (iii) facilities leased under operating lease commitments, (iv) purchase commitments and obligations and (v) long-term liabilities for income taxes payable.

We expect to continue making capital expenditures in the future to support product development activities and ongoing and expanded operations. At June 30, 2007, fixed purchase commitments for capital expenditures amounted to $12.9 million, and primarily related to commitments for manufacturing equipment and tooling. We also have commitments for inventory purchases made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers. At June 30, 2007, fixed purchase commitments for inventory amounted to $177.8 million, which are expected to be fulfilled within the fiscal quarter ending September 30, 2007. We also had other commitments totaling $24.1 million for consulting, other services, marketing arrangements and advertising. Although open purchase orders are considered enforceable and legally binding, the terms generally allow the Company the option to reschedule and adjust its requirements based on the business needs prior to delivery of goods or performance of services.

At June 30, 2007, the Company had $79.6 million in non-current income taxes payable. The timing of the settlement period for our income tax liabilities cannot be determined; however, it is not expected within the next 12 months.

Off-Balance Sheet Arrangements

The Company has not entered into any transactions with unconsolidated entities whereby the Company has financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose it to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company.

Guarantees

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees generally have a term of one year and are automatically extended for one or more years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to the Company’s guarantees similarly varies. At June 30, 2007, the amount of outstanding guaranteed purchase obligations was approximately $4.1 million. We do not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Indemnifications

The Company indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions at June 30, 2007. We do not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these indemnification arrangements.

Risk Factors

Our operating results are difficult to predict and fluctuations in results may cause volatility in the price of our shares.

Our revenues and profitability are difficult to predict due to the nature of the markets in which we compete and for many other reasons, including the following:

•

Our operating results are highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. Customers generally order on an as-needed basis and we typically do not obtain firm, long-term purchase commitments from our customers. As a result, our revenues in any quarter depend primarily on orders booked and shipped in that quarter. In addition, a significant portion of our quarterly retail sales can occur in the last month of each quarter, further increasing the difficulty in predicting quarterly revenues and profitability.

•

We must incur a large portion of our costs in advance of sales orders, because we must plan research and production, order components, buy tooling equipment, and enter into development, sales and marketing, and other operating commitments prior to obtaining firm commitments from our customers. This makes it difficult for us to adjust our costs in response to a revenue shortfall, which could adversely affect our operating results.

•

Fluctuations in currency exchange rates can impact our revenues, expenses and profitability because we report our financial statements in U.S. dollars, whereas we have significant transactions in other currencies. Furthermore, fluctuations in foreign currencies impact our global pricing strategy resulting in our lowering or raising selling prices in a currency in order to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Fluctuations in our operating results may cause volatility in the price of our shares.

If we fail to successfully innovate in our current and emerging product categories, our business and operating results could suffer.

The personal peripherals industry is characterized by short product life cycles, frequent new product introductions, rapidly changing technology and evolving industry standards. As a result, we must continually innovate in our current and emerging product categories, introduce new products and technologies, and enhance existing products in order to remain competitive.

The success of our products depends on several factors, including our ability to:

•	identify new feature or product opportunities;

•	anticipate technology, market trends and consumer demands;

•	develop innovative and reliable new products and enhancements in a cost-effective and timely manner; and

•	distinguish our products from those of our competitors.

If we do not execute on these factors successfully, products that we introduce or technologies or standards that we adopt may not gain widespread commercial acceptance, and our business and operating results could suffer. In addition, if we do not continue to distinguish our products, particularly our retail products, through distinctive, technologically advanced features, designs, and services, as well as continue to build and strengthen our brand recognition and our access to distribution channels, our business could be harmed.

Our gross margins can vary significantly depending on the timing of our product introductions, market reaction to our products, product mix, geographic sales mix, customers and other factors.

Our gross margins can vary due to consumer demand, competition, product life cycle, new product introductions, unit volumes, commodity and supply chain costs, geographic sales mix, and the complexity and functionality of new product innovations. In particular, if we are not able to introduce new products in a timely manner at the product cost we expect, or if consumer demand for our products is less than we anticipate, or if there are product pricing, marketing and other initiatives by our competitors to which we need to react that lower our margins, then our overall gross margin will be less than we project.

In addition, our gross margins vary significantly by product line and customer type, as well as within product lines. When the mix of products sold shifts from higher margin product lines to lower margin product lines, or to lower-margin products within product lines, our overall gross margins and our profitability may be adversely affected. For example, our gross margins are generally lower for sales to OEM customers compared with sales to our retail customers. As a result, increases in OEM sales or decreases in retail sales relative to total sales may negatively impact our gross margins.

The impact of these factors on gross margins can create fluctuations in our operating results, which may cause volatility in the price of our shares.

If we do not compete effectively, demand for our products could decline and our business and operating results could be adversely affected.

Our industry is intensely competitive. It is characterized by short product life cycles, continual performance enhancements, and rapid adoption of technological and product advancements by competitors in our retail market, and a trend of declining average selling prices in the OEM market. We continue to experience aggressive price competition and other promotional activities from our primary competitors and from less-established brands, and we may choose to adjust prices or increase other promotional activities to improve our competitive position. We may also encounter more competition if any of our competitors decide to enter other markets in which we currently operate.

In addition, we have been expanding the categories of products we sell, and entering new markets, such as the market for programmable remote controls and streaming media devices. As we do so, we are confronting new competitors, many of which have more experience in the categories or markets and have greater marketing resources and brand name recognition than we have. In addition, because of the continuing convergence of the markets for computing devices and consumer electronics, we expect greater competition in the future from well-established consumer electronics companies in our developing categories, as well as future ones we might enter. Many of these companies have greater financial, technical, sales, marketing and other resources than we have.

We expect continued competitive pressure in both our retail and OEM business, including in the terms and conditions that our competitors offer customers, which may be more favorable than our terms and conditions and may require us to take actions to increase our customer incentive programs, which could impact our revenues and operating margins.

Pointing Devices, Keyboards and Desktops. Microsoft is our main competitor in the mice, keyboard and desktop product lines. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base. We are also experiencing competition and pricing pressure for corded and cordless mice and desktops from less-established brands, in the lower-price segments, which could potentially impact our market share. The notebook peripheral segment is also an area where we face aggressive pricing and promotions, as well as new competitors that have broader notebook product offerings than we do.

Video. Our competitors for PC Web cameras include Microsoft, Creative Labs and Philips. We are encountering aggressive pricing practices and promotions on a worldwide basis, which have impacted our revenues and margins. The market for PC webcams has also slowed significantly in the last six months, and as a result, pricing practices and promotions by our competitors may become more aggressive.

Microsoft is a leading producer of operating systems and applications with which our mice, keyboards and webcams are designed to operate. As a result, Microsoft may be able to improve the functionality of its own peripherals to correspond with ongoing enhancements to its operating systems and software applications before we are able to make such improvements. This ability could provide Microsoft with significant lead-time advantages. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we may not be able to offer.

Audio. Competitors in audio devices vary by product line. In the PC, mobile entertainment and communication platform speaker business, competitors include Plantronics and its Altec Lansing subsidiary, Creative Labs, and Bose Corporation. In the PC headset and microphone business, our main competitors include Plantronics and its Altec Lansing subsidiary. We have expanded our audio product portfolio to include network-based audio systems for digital music, an emerging market with several small competitors as well as larger established consumer electronics companies, like Sony and Philips.

Gaming. Competitors for our interactive entertainment products include Intec, Mad Catz, Pelican Accessories and Saitek Industries. Our controllers for PlayStation® also compete against controllers offered by Sony.

Remotes. Our revenues and market share for personal peripheral devices for home entertainment systems have expanded substantially in the U.S. since our acquisition of Intrigue Technologies in 2004. With many companies offering universal remote controls, our success will likely attract more competition. Our competitors include, among others, Philips, Universal Remote, Universal Electronics, RCA and Sony.

If we do not compete effectively, demand for our products could decline, our gross margin could decrease, we could lose market share and our revenues could decline.

If we do not successfully continue to innovate and market products for notebook PCs, our business and results of operations may suffer.

We have historically targeted peripherals for the PC platform, a market that is dynamically changing as a result of the increasing popularity of notebook and mobile products over desktop PCs. In our OEM channel, this shift has adversely affected our sales of OEM mice, which are sold with name-brand desktop PCs. Our OEM mice sales have historically made up the bulk of our OEM sales, and our OEM sales accounted for 11% and 12% of total revenues during fiscal years 2007 and 2006. If the desktop PC market continues to experience slower growth or decline, and if we do not successfully grow our non-mouse OEM business, our OEM revenues could be adversely affected.

In our retail channels, the growing popularity of notebook PCs, which are sold by retailers without peripherals, creates opportunities to sell products to consumers to help make their notebook more productive and comfortable. If we do not continue to innovate and successfully market products designed for notebook PCs and other mobile devices, our business and results of operations could be harmed. In addition, the increasing popularity of notebook PCs may result in a decreased demand by consumers for keyboards and desktops, which could negatively affect our sales of these products.

If we do not continue to improve our product demand forecasting, our business and operating results could be adversely affected.

We use our forecasts of product demand to make decisions regarding investments of our resources and production levels of our products. Although we receive forecasts from our customers, many are not obligated to purchase the forecasted demand. Also, actual sales volumes for individual products in our retail distribution channel can be volatile due to changes in consumer preferences and other reasons. In addition, our retail products have short product life cycles, so a failure to accurately predict high demand for a product can result in lost sales that we may not recover in subsequent periods, or higher product costs if we meet demand by paying higher costs for materials, production and delivery. We could also frustrate our customers and lose shelf space. Our failure to predict low demand for a product can result in excess inventory, lower cash flows and lower margins if we are required to reduce product prices in order to reduce inventories.

Over the past few years, we have rapidly and significantly expanded the number and types of products we sell, and the geographic markets in which we sell them, and we will endeavor to further expand our product portfolio and sales reach. The growth of our product portfolio and our sales markets has increased the difficulty of accurately forecasting product demand.

We have experienced large differences between our forecasts and actual demand for our products and expect differences to arise in the future. If we do not continue to improve the accuracy of our forecasts, our business and operating results could be adversely affected.

Our business depends in part on access to third-party platforms or technologies, and if the access is withdrawn, denied, or is not available on terms acceptable to us, or if the platforms or technologies change without notice to us, our business and operating results could be adversely affected.

In recent years we have expanded our product portfolio to include products designed for use with third-party platforms such as the Apple iPod, Microsoft Xbox™, Sony PlayStation, and the Sony PSP. The growth of our business is in part due to sales of these products. However, our business in these categories relies on our access to the platforms of third parties, which can be withdrawn, denied or not be available on terms acceptable to us. For example, to our knowledge Microsoft has not licensed any manufacturer to produce third-party wireless peripherals for use with their Xbox 360™ gaming console.

Our access to third-party platforms may require paying a royalty, which lowers our product margins, or may otherwise be on terms that are not acceptable to us. In addition, the third-party platforms or technologies used to interact with our product portfolio can change without prior notice to us, which can result in our having excess inventory or lower margins.

If we are unable to access third-party platforms or technologies, or if our access is withdrawn, denied, or is not available on terms acceptable to us, or if the platforms or technologies change without notice to us, our business and operating results could be adversely affected.

Our principal manufacturing operations and third-party contract manufacturers are located in China, which exposes us to risks associated with doing business in that country.

Our principal manufacturing operations and third-party contract manufacturers are located in China. Our manufacturing operations in Suzhou, China could be severely impacted by changes in the interpretation and enforcement of legal standards, by strains on Chinese energy, transportation, communications, trade, public health and other infrastructures, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States and Europe. Interpretation and enforcement of China’s laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future.

Our Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or as a consequence of deterioration in relations between China and Taiwan, could diminish the productivity and effectiveness of our Suzhou manufacturing operations.

Further, we may be exposed to fluctuations in the value of the Chinese yuan renminbi (“CNY”), the local currency of China. Significant future appreciation of the CNY could increase our component and other raw material costs, as well as our labor costs, and could adversely affect our financial results.

We purchase key components and products from a limited number of sources, and our business and operating results could be harmed if supply were delayed or constrained or if there were shortages of required components.

We purchase certain products and key components from a limited number of sources. If the supply of these products or key components, such as micro-controllers and optical sensors, were to be delayed or constrained, we may be unable to find a new supplier on acceptable terms, or at all, or our new and existing product shipments could be delayed, any of which could harm our business, financial condition and operating results.

Lead times for materials, components and products ordered by us or by our contract manufacturers can vary significantly and depend on factors such as contract terms, demand for a component, and supplier capacity. From time to time, we have experienced component shortages. We continue to experience extended lead times on semiconductors, such as micro-controllers and optical sensors, and base metals used in our products. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could adversely affect our business and operating results.

If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we could lose sales.

Our business requires us to coordinate the manufacture and distribution of our products over much of the world. We increasingly rely on third parties to manufacture our products, manage centralized distribution centers, and transport our products. If we do not successfully coordinate the timely manufacture and distribution of our products, we may have insufficient supply of products to meet customer demand and we could lose sales, or we may experience a build-up in inventory.

We rely on commercial air freight carriers, ocean freight carriers, trucking companies and other transportation companies for the movement of our products. Consequently, our ability to ship products to our distribution centers could be adversely impacted by shortages in available cargo capacity. The logistics and supply chain infrastructure in China, where our products are manufactured, has not kept pace with the rapid expansion of China’s economy, resulting in periodic capacity constraints in the transportation of goods. If we are unable to secure cost-effective freight resources in a timely manner, we could incur incremental costs to expedite delivery, which could adversely affect our gross margins, and we could experience delays in bringing our products to market, resulting in lost product sales or the accumulation of excess inventory. Air and ground transportation costs remain under upward pressure primarily due to high fuel costs. Further increases in the worldwide cost of fuel could result in higher transportation costs, which could adversely affect gross margins.

A significant portion of our quarterly retail orders and product deliveries generally occur in the last month of the fiscal quarter. This places pressure on our supply chain and could adversely impact our revenues and profitability if we are unable to successfully fulfill customer orders in the quarter.

We conduct operations in a number of countries and the effect of business, legal and political risks associated with international operations could significantly harm us.

We conduct operations in a number of countries. There are risks inherent in doing business in international markets, including:

•	difficulties in staffing and managing international operations;

•	compliance with laws and regulations, including environmental and tax laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

•	exposure to political and financial instability, leading to currency exchange losses and collection difficulties or other losses;

•	exposure to fluctuations in the value of local currencies;

•

difficulties or increased costs in establishing sales and distribution channels in unfamiliar markets, with their own market characteristics and competition, particularly in Latin America, Eastern Europe and Asia;

•	changes in value-added tax (“VAT”) or VAT reimbursement;

•	imposition of currency exchange controls; and

•	delays from customs brokers or government agencies.

Any of these risks could significantly harm our business, financial condition and operating results.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in the development of products that compete with our products.

Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure terms and licenses, to protect our intellectual property.

We hold various United States patents and pending applications, together with corresponding patents and pending applications from other countries. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the patent rights granted will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions may not adequately protect our intellectual property. Also, others may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties have copied and may in the future attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly harm our business, financial condition and operating results.

Product quality issues could adversely affect our reputation and could impact our operating results.

The market for our products is characterized by rapidly changing technology and evolving industry standards. To remain competitive, we must continually introduce new products and technologies. The products that we sell could contain defects in design or manufacture. Defects could also occur in the products or components that are supplied to us. There can be no assurance we will be able to detect and remedy all defects in the hardware and software we sell. Failure to do so could result in product recalls, product redesign efforts, lost revenue, loss of reputation, and significant warranty and other expenses to remedy.

Our effective tax rates may increase in the future, which could adversely affect our operating results.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuations in our effective income tax rate. Our effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding fiscal year or years. There is no assurance that our effective income tax rate will not change in future periods. The amount of income taxes we pay could be subject to ongoing audits in various jurisdictions and a material assessment by a governing tax authority could affect our profitability. If our effective tax rate increases in future periods, our operating results could be adversely affected.

LOGITECH INTERNATIONAL S.A.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company’s financial results.

Foreign Currency Exchange Rates

The Company is exposed to foreign currency exchange rate risk as it transacts business in multiple foreign currencies, including exposure related to anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. Logitech transacts business in over 30 currencies worldwide, of which the most significant to operations are the Euro, Chinese yuan renminbi (“CNY”), British pound sterling, Japanese yen, Taiwanese dollar and Canadian dollar. With the exception of its operating subsidiaries in China, which use the U.S. dollar as their functional currency, Logitech’s international operations generally use the local currency of the country as their functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity. Certain receivables from individual countries are recorded in a subsidiary whose functional currency is not the same as the local currency, which can result in a foreign currency exposure.

The table below provides information about the Company’s underlying transactions that are sensitive to foreign exchange rate changes, primarily assets and liabilities denominated in currencies other than the functional currency, where the net exposure is greater than $0.5 million at June 30, 2007. The table below represents the U.S. dollar impact on earnings of a 10% appreciation and a 10% depreciation of the functional currency as compared with the transaction currency (in thousands):

Functional Currency	Transaction Currency	Net Exposed Long (Short) Currency Position	FX Gain (Loss) From 10% Appreciation of Functional Currency	FX Gain (Loss) From 10% Depreciation of Functional Currency
U.S. dollar	Chinese yuan renminbi	$85,602	$(7,782)	$9,511
U.S. dollar	Japanese yen	10,235	(930)	1,137
U.S. dollar	Taiwanese dollar	(10,167)	924	(1,130)
U.S. dollar	Canadian dollar	7,046	(641)	783
U.S. dollar	Mexican peso	4,677	(425)	520
U.S. dollar	Swiss franc	1,641	(149)	182
U.S. dollar	Euro	(1,500)	136	(167)
Euro	British pound sterling	18,301	(1,664)	2,033
Euro	Swiss franc	(1,839)	167	(204)
Euro	Norwegian kroner	(825)	75	(92)

		$113,171	$(10,289)	$12,573

Long currency positions represent net assets being held in the transaction currency while short currency positions represent net liabilities being held in the transaction currency.

The Company’s principal manufacturing operations are located in China, with much of its component and raw material costs transacted in CNY. However, the functional currency of its Chinese operating subsidiary is the U.S. dollar as its sales and trade receivables are transacted in U.S. dollars. To hedge against any potential significant appreciation of the CNY, the Company transferred a portion of its cash investments to CNY accounts. At June 30, 2007, net assets held in CNY totaled $85.6 million. The Company continues to evaluate the level of net assets held in CNY relative to component and raw material purchases and interest rates on cash equivalents.

From time to time, certain subsidiaries enter into forward exchange contracts to hedge inventory purchase exposures denominated in U.S. dollars. The amount of the forward exchange contracts is based on forecasts of inventory purchases. These forward exchange contracts are denominated in the same currency as the underlying transactions. Logitech does not use derivative financial instruments for trading or speculative purposes. As of June 30, 2007, the notional amount of forward foreign exchange contracts outstanding for forecasted inventory exposures was $22.0 million. These forward contracts generally mature within three months. Deferred realized losses totaled $0.3 million at June 30, 2007 and are expected to be reclassified to cost of goods sold when the related inventory is sold.

The Company also enters into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on certain foreign currency receivables or payables. The foreign exchange forward contracts are entered into on a monthly basis and generally mature within one to three months. Further, the Company may enter into foreign exchange swap contracts to extend the terms of its foreign exchange forward contracts. The notional amounts of foreign exchange forward contracts outstanding at June 30, 2007 were $20.7 million. The notional amounts of foreign exchange swap contracts outstanding at June 30, 2007 were $4.4 million. Unrealized net gains on the contracts were $0.2 million at June 30, 2007.

If the U.S. dollar had appreciated by 10% compared with the hedged foreign currency, an unrealized gain of $2.4 million in our forward foreign exchange contract portfolio would have occurred. If the U.S. dollar had depreciated by 10% compared with the hedged foreign currency, a $2.1 million unrealized loss in our forward foreign exchange contract portfolio would have occurred.

Interest Rates

Changes in interest rates could impact the Company’s anticipated interest income on its cash equivalents and short-term investments and interest expense on variable rate short-term debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 100 basis point decrease or increase in interest rates from the June 30, 2007 and March 31, 2007 period end rates would not have a material effect on the Company’s results of operations or cash flows.

LOGITECH INTERNATIONAL S.A.

OTHER INFORMATION

Independent Registered Public Accounting Firm Services

We currently engage PricewaterhouseCoopers S.A. (“PwC”) as our independent registered public accounting firm. In addition to the audit services they provide with respect to our annual audited consolidated financial statements and other filings with the Securities and Exchange Commission, PwC has provided non-audit services to us in the past and may continue to provide them in the future. Non-audit services are services other than those provided in connection with an audit or a review of the financial statements of the Company. PwC currently performs the following non-audit services, all of which have been approved by our Audit Committee of the Board of Directors: tax planning and compliance advice, consultations regarding share-based compensation and expatriate tax matters.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report on Form 6-K, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures are effective as of June 30, 2007 to provide reasonable assurance that information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Changes in Internal Control

There have been no significant changes in the Company’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Submission of Matters to a Vote of Security Holders

On June 20, 2007, the Company held its Annual General Meeting of Shareholders. Exhibit 15.1 presents the proposals which shareholders voted upon and the results of the votes.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles of Incorporation of Logitech International S.A. as amended.

15.1	Submission of Matters to Vote of Security Holders - Annual General Meeting of Shareholders held on June 20, 2007.

31.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by Chief Financial Officer pursuant to section 302 of the the Sarbanes-Oxley Act of 2002.

32.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

*	This exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certifications will not be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate them by reference.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Logitech International S.A.

/s/ Guerrino De Luca
Guerrino De Luca
President and Chief Executive Officer

/s/ Mark J. Hawkins
Mark J. Hawkins
Chief Financial Officer, and U.S. Representative

August 3, 2007